www.linkedin.com/in/agnib
(LinkedIn)

Top Skills

Data Analysis
A/B Testing
Product Management

Languages

English (Native or Bilingual)
Bengali (Native or Bilingual)
Kannada (Elementary)
Hindi (Elementary)
German (Limited Working)
French (Professional Working)
Spanish (Elementary)
Sanskrit (Elementary)

Certifications

Retention and Engagement Series
HIPAA & Research (01)

Honors-Awards

Charles R. Westgate Scholarship
Russell Brennan Memorial
Scholarship
Dean's List for Academic Excellence

Publications

The Production and Analysis of
Biodiesel from Waste Chicken Skin
and Pork Skin Fat and a Comparison
of Fuel Properties to Petroleum
Derived Diesel Fuel

Agni Bhattacharya

CEO / Founder @ Alma (YC S22) | Ex-FB PM
Seattle, Washington, United States

Summary

Product manager and entrepreneur in the internet industry with experience in social, advertising, fintech (lending + payments), and machine learning product verticals. Graduated as a Westgate Scholar from Johns Hopkins University.

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Experience

Alma Financial (YC S22)
CEO/Founder
June 2022 - Present (10 months)
Seattle, Washington, United States

Meta
Product Manager
February 2020 - June 2022 (2 years 5 months)
Menlo Park, CA & Seattle, WA

Haight Street Apps LLC (acquired)
Founder
February 2020 - May 2022 (2 years 4 months)

Launched and grew Word Connect, a word game for iOS. Scaled from launch to >1M installs. Sold to HXO studios (Texas based gaming company) for 6x revenue.

Aura
Product
August 2018 - February 2020 (1 year 7 months)
San Francisco Bay Area

Zynga
Product
August 2017 - August 2018 (1 year 1 month)
San Francisco Bay Area

Education

The Johns Hopkins University
Bachelor of Arts - BA, focus in Computational Biology

UC Berkeley College of Engineering
Master's degree, Mathematics and Computer Science

Stanford University
Summer session, Computer Science · (May 2014 - July 2014)

GoingVC
Cohort 10, Venture Capital · (February 2022 - May 2022)